Exhibit 21.00

Subsidiaries of the registrant

●	Capital Growth Corporation, a Colorado corporation

●	Mary Jane Entertainment, LLC, a Colorado limited liability company

●	Mary Jane Events, LLC, a Colorado limited liability company

●	Mary Jane Hospitality, LLC, a Colorado limited liability company

●	Bud & Breakfast, LLC, a Colorado limited liability company

●	MJ Ranch, LLC, a Colorado limited liability company

●	SA Hotel, LLC, a Colorado limited liability company